SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Rouse Properties, Inc.
(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE PER SHARE
(Title of Class of Securities)

779287101
 (CUSIP Number)

Christopher Mark Wilson
Future Fund Board of Guardians
Level 43, 120 Collins Street
Melbourne VIC 300, Australia
Telephone: + 61 (03) 8656 6400
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Gregory B. Astrachan, Esq.
Michael A. Schwartz, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019−6099
(212) 728−8000

January 12, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 779287101	Pageof 9 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Future Fund Board of Guardians
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 840
	8	SHARED VOTING POWER 9,019,368*
	9	SOLE DISPOSITIVE POWER 840
	10	SHARED DISPOSITIVE POWER 9,019,368*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 9,020,208*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.38%*
14	TYPE OF REPORTING PERSON OO
* By virtue of certain voting rights, the Reporting Person may be deemed to share beneficial ownership of 9,019,368 shares of Common Stock. See Item 5.

Item 1. Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Rouse Properties, Inc., a Delaware corporation (the “Company”).  The address of the Company’s principal executive offices is 114 Avenue of the Americas, Suite 2800, New York NY, 10110.

Item 2. Identity and Background

(a) This Schedule 13D is being filed by the Future Fund Board of Guardians, a statutory body corporate established under the Future Fund Act 2006 of the Commonwealth of Australia (the “Reporting Person”) to govern the Future Fund, a statutory investment fund established by the Australian Commonwealth Government under the Future Fund Act 2006 of the Commonwealth of Australia.  Schedule I hereto sets forth a list of all of the directors and executive officers or persons holding equivalent positions (the “Scheduled Persons”) of the Reporting Person.

(b)  The principal business address of the Reporting Person and each Scheduled Person is Level 43, 120 Collins Street, Melbourne VIC 3000, Australia. Schedule I hereto sets forth the principal business address of each Scheduled Person.

(c) The principal business of the Reporting Person is to assist future Australian governments meet the cost of public sector superannuation liabilities by delivering investment returns on contributions to the Fund.  Schedule I hereto sets forth the principal occupation or employment of each Scheduled Person.

(d),(e) During the last five years, neither the Reporting Person nor any of the Scheduled Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)      Each of the Scheduled Persons is a citizen of Australia.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Person holds, indirectly through The Northern Trust Company, a company incorporated in the State of Illinois, in its capacity as custodian for the Reporting Person, an ownership interest in Brookfield Retail Holdings II LLC (“BRH II”), one of the Investment Vehicles (defined below), which entitles the Reporting Person to certain voting rights with respect to the Common Stock held by all of the Investment Vehicles.  Therefore, the Reporting Person may be deemed to share beneficial ownership of such securities. See Items 4 and 5.

The shares of Common Stock reported herein by the entities listed below (each, an “Investment Vehicle”) were received in connection with the Spin-off (as defined in Item 4).  The number of shares of Common Stock received in the Spin-off by or on behalf of each Investment Vehicle are set forth below.
Investment Vehicle	Number of Shares of Common Stock	Beneficial Ownership
Brookfield Retail Holdings LLC (“BRH”)	2,946,661	8.29%
Brookfield Retail Holdings II LLC	2,012,058	5.66%
Brookfield Retail Holdings III LLC (“BRH III”)	2,307,948	6.49%
Brookfield Retail Holdings IV-A LLC (“BRH IV-A”)	265,725	0.75%
Brookfield Retail Holdings IV-B LLC (“BRH IV-B”) (2)	530,636	1.49%
Brookfield Retail Holdings IV-C LLC (“BRH IV-C”) (2)	177,774	0.50%
Brookfield Retail Holdings IV-D LLC (“BRH IV-D”)	178,393	0.50%

Brookfield Retail Holdings V LP (“BRH V”)	600,173	1.69%
Total:	9,019,368	25.37%
(1)
The shares of Common Stock are held directly by Brookfield US Retail Holdings LLC (“BUSRH”). Pursuant to the BRH IV-B Agreement (as defined below) and BRH IV-C Agreement (as defined below), as applicable, the applicable Investment Vehicle shares investment and voting power (but not with BUSRH) over the shares of Common Stock held directly by BUSRH.

Additionally, the Reporting Person has sole voting and investment power with respect to 840 shares of Common Stock (the “Additional Shares”), which were also received in connection with the Spin-off.

Item 4. Purpose of the Transaction

Overview

The Reporting Person beneficially owns common stock in General Growth Properties, Inc., a Delaware corporation (“GGP”).  On January 12, 2012, GGP completed a spin-off of a portion of its business, forming the Company as a separate publicly-traded corporation (the “Spin-off”). The Spin-off was effected via a special dividend of Common Stock to each shareholder as of the close of business on December 30, 2011 (the “Record Date”) of GGP.  For every one share of GGP common stock owned as of the close of business on the Record Date, GGP stockholders received approximately 0.0375 shares of Common Stock (representing a distribution ratio of 1:26.66).  The Reporting Person was a beneficial owner of GGP common stock as of the Record Date.

Operating Agreements

The shares of Common Stock reported herein are directly held by the Investment Vehicles or, in the case of BRH IV-B and BRH IV-C, by BUSRH as nominee for such Investment Vehicles pursuant to an agreement, dated October 25, 2010, by and among BRH IV-B, Brookfield and BUSRH (the “BRH IV-B Agreement”), and an agreement, dated October 25, 2010, by and among BRH IV-C, Brookfield and BUSRH (the “BRH IV-C Agreement”).   Each Investment Vehicle is governed by a substantially similar limited liability company agreement or limited partnership agreement in the form attached as an exhibit hereto (collectively, the “Operating Agreements”).

Brookfield Asset Management Private Institutional Capital Adviser (Canada) LP (“BAM Canada”) acts as managing member or general partner, as applicable, of each of the Investment Vehicles.  As managing member or general partner, BAM Canada has the primary role in structuring and monitoring the investment in the Company, as well as strategy related to the shares of Common Stock and other securities directly held by the Investment Vehicles, subject to the approval of Tier One Actions as described below.  In addition, BAM Canada is empowered to take any and all actions incident to the conduct of the Investment Vehicle’s business, which is making investments in the Company, subject to the approval of Tier One Actions as described below.  Additionally, the Operating Agreements provide that an Investment Vehicle is designated as a “Tier One Parallel Investment Vehicle” if such Investment Vehicle includes a member (or a group of affiliated members) which owns 10% or more of the aggregate interests of all of the Investment Vehicles.  Each Tier One Parallel Investment Vehicle is governed by a separate board of directors (as applicable to each Tier One Parallel Investment Vehicle, the “Board”) comprised of representatives appointed by each member of such Tier One Parallel Investment Vehicle that owns 10% or more of the aggregate interests of all of the Investment Vehicles.  Each Investment Vehicle which is not a Tier One Parallel Investment Vehicle has a board of directors comprised of representatives appointed by BAM Canada.

Pursuant to the terms of each Operating Agreement, the members of each Investment Vehicle agreed, among other things, (i) to provide other members of the Investment Vehicle with “tag-along” rights to the extent that any member receives and intends to accept a bona fide offer to transfer interests in the Investment Vehicle and (ii) to provide for a liquidation of the Investment Vehicle (and disposition or distribution of the shares of Common Stock and other assets held by such Investment Vehicle) upon the occurrence of certain specified events, including the removal of BAM Canada as the managing member or general partner, as applicable, or a vote of a specified percentage of interests in such Investment Vehicle.  Pursuant to the terms of each Operating Agreement, Brookfield (US) Investments Ltd., a Bermuda limited company and a wholly-owned subsidiary of Brookfield Asset Management Inc. ("Brookfield"), benefits from a carried interest in BRH II, BRH III, BRH IV-A, BRH IV-B, BRH IV-C and BRH IV-D.  In addition, the Operating Agreements provide for, following the third anniversary of November 9, 2010, (i) a sale of Common Stock held by the applicable Investment Vehicle upon the recommendation by BAM Canada that such securities be sold and (ii) the right of members of the Investment Vehicle to offer to sell their interests in the Investment Vehicle to other members, or, if no other members elect to purchase such interests, the right to cause the sale of the shares of Common Stock relating to such member’s interest in the Investment Vehicle and the distribution of the proceeds from such sales to such requesting member, in exchange for its membership interest in the Investment Vehicle.

The Reporting Person holds a 99.499825% ownership interest in BRH II.  Because such interest represents more than 10% of the aggregate interest of all the Investment Vehicles, BRH II is deemed to be a Tier One Parallel Investment Vehicle, which is governed by the Board, and the Reporting Person has a right to appoint the members of the Board of BRH II (as well as any replacement members).

The summary contained herein of the Operating Agreements is not intended to be complete and is qualified in its entirety by reference to the full text of the form of limited liability company agreement for each Investment Vehicle that is a limited liability company, a copy of which is filed as Exhibit 1 hereto and which is incorporated herein by reference, and the form of limited partnership agreement for each Investment Vehicle that is a limited partnership, a copy of which is filed as Exhibit 2 hereto and which is incorporated herein by reference.

Voting Agreement

In connection with the transactions described herein, and pursuant to the terms of the applicable Operating Agreement, each of the Investment Vehicles are party to  a Voting Agreement, dated as of October 25, 2010 (the “Voting Agreement”), pursuant to which each Investment Vehicle agreed not to take certain actions unless the consent of a specified percentage of the interests of the Tier One Parallel Investment Vehicles is obtained.  Pursuant to the terms of the Voting Agreement, certain actions (including but not limited to (i) any matter that the Investment Vehicles, in their capacity as stockholders of the Company, are entitled to vote upon, (ii) subject to applicable fiduciary duties, certain matters upon which directors of the Company are entitled to vote, and (iii) dispositions of material assets of the Investment Vehicles) (“Tier One Actions”) with respect to the securities of the Company require either a “majority vote” of the Tier One Parallel Investment Vehicles (i.e., more than 50% of the aggregate ownership interests held by all Tier One Parallel Investment Vehicles), a “super-majority vote” of the Tier One Parallel Investment Vehicles (i.e., 66 2/3% of the aggregate ownership interests held by all Tier One Parallel Investment Vehicles), or a “hyper-majority vote” of the Tier One Parallel Investment Vehicles (i.e., 86% of the aggregate ownership interests held by all Tier One Parallel Investment Vehicles).  For any Tier One Action, the Board  instructs BAM Canada, as the managing member of each Tier One Parallel Investment Vehicle, how to vote such Tier One Parallel Investment Vehicle’s interest.  Under the respective Operating Agreements, each Tier One Parallel Investment Vehicle has agreed to act in accordance with the result of the majority vote, super-majority vote, or hyper-majority vote, as applicable, with respect to each Tier One Action which is presented to the Tier One Parallel Investment Vehicles in accordance with the Voting Agreement.

The Reporting Person holds a 99.499825% percentage ownership interest in BRH II.  Because such interest represents more than 10% of the aggregate interests of all of the Investment Vehicles, BRH II is deemed to be a Tier One Parallel Investment Vehicle, which is governed by a Board and the Reporting Person has a right to appoint the members of the Board of BRH II (as well as any replacement members).  Because BRH II owns more than 14% of the aggregate ownership interest held by the Tier One Parallel Investment Vehicles, no Tier One Action that requires a “hyper-majority vote” (including voting decisions and material dispositions of Common Stock by the Investment Vehicles) may be taken by any of the Investment Vehicles without the affirmative vote of BRH II as instructed by the Board of BRH II in accordance with the Operating Agreements and the Voting Agreement.  As a result, the Reporting Person may be deemed to have shared beneficial ownership over the securities owned by the Investment Vehicles.

The summary contained herein of the Voting Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement, a copy of which is filed as Exhibit 3 hereto and which is incorporated herein by reference.

Rights Offering and Standby Agreement

The Company has disclosed that it may conduct a rights offering pursuant to which it would distribute at no charge to the holders of Common Stock transferable subscription rights to purchase up to an aggregate of 13,333,333 shares of our Common Stock at a cash subscription price of $15.00 per whole share.  The rights offering would be able to be canceled by the Company’s board of directors at any time prior to the expiration of the rights offering.

Brookfield US Corporation (“BUSC”) and Brookfield (solely for the purposes of certain provisions) are party to a backstop agreement, dated as of December 16, 2011 (the “Standby Agreement”) with GGP and the Company in connection with the rights offering. Pursuant to the Standby Agreement, BUSC is contractually obligated to (i) purchase its pro rata share of the rights offering at the rights offering price of $15 per share and (ii) purchase any remaining shares that are not subscribed for upon the completion of the rights offering at the rights offering at a price of $15 per share.  The Reporting Person is not a party to and does not have any obligations under, the Standby Agreement. The summary contained herein of the Standby Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Standby Agreement, a copy of which is filed as Exhibit 4 hereto and which is incorporated herein by reference.

The Reporting Person has not determined whether to participate in the contemplated rights offering and if it does not participate, whether to transfer its subscription rights. For the reasons described below under Item 5, the Reporting Person may be deemed to share beneficial ownership of any shares of Common Stock purchased by Brookfield in connection with the rights offering pursuant to the Standby Agreement and may be deemed a member of a “group” with Brookfield with respect to such shares of Common Stock.
*      *      *      *     *
The Reporting Person intends to review continuously its respective investments in the Company and the Company’s business affairs, financial position, capital needs and general industry and economic conditions and, as part of the Reporting Person’s continuing evaluation of, and preservation of the value of its investment in the Common Stock of the Company, the Reporting Person may from time to time (i) engage in discussions with certain persons, including, without limitation, members of the Company’s board of directors, management or representatives of the Company, other shareholders of the Company and other relevant parties, concerning matters with respect to the Reporting Person’s investment in the Common Stock, including, without limitation, the business, operations, governance, management, strategy and future plans of the Company and (ii) write letters to, and respond to inquiries from, various parties including, without limitation, members of the Company’s board of directors, management or representatives of the Company, other shareholders of the Company and other relevant parties regarding the Company’s affairs.  Based on such review as well as general economic, market and industry conditions and prospects existing at the time, the Reporting Person may, from time to time (subject to any then existing legal or contractual limitations), determine to increase their respective ownership of Common Stock (including through the exercise of options to acquire shares of Common Stock, through open market purchases, in privately negotiated transactions, through a tender or exchange offer or a merger, reorganization or comparable transaction or otherwise), approve an extraordinary corporate transaction with regard to the Company or engage in any of the events set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. Alternatively, subject to market conditions, any legal or contractual limitations and other considerations, the Reporting Person may sell all or a portion of Common Stock owned by the Reporting Person in the open market, in privately negotiated transactions, through a public offering or otherwise, but, except as otherwise provided herein, the Reporting Person currently has no intention of selling any shares of Common Stock.

Except as set forth herein, or as would occur upon completion of any of the matters discussed herein, the Reporting Person has no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D, although the Reporting Person reserves the right to develop such plans or proposals.

Registration Rights

In connection with the closing of the rights offering, BUSC and certain affiliates of Brookfield will enter to a registration rights agreement with the Company (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Company will be obligated to file a resale shelf registration statement with the Securities Exchange Commission and, upon the request of BUSC and certain other parties to the Registration Rights Agreement, will be obligated to use its commercially reasonable efforts to effect a registration under applicable federal and state securities laws for shares of Company common stock held by BUSC and the other persons party to the Registration Rights Agreement, including BRH II. The Registration Rights Agreement will also provide for demand rights and customary piggyback registration rights.

The summary contained herein of the Registration Rights Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, a form of which is filed as Exhibit 5 hereto and which is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

(a)-(b) As of the close of business on January 23, 2012, the Investment Vehicles directly held and beneficially owned the shares of Common Stock indicated on the following table.  Each of the Investment Vehicles shares voting and investment power as indicated in the paragraphs below the table.  All calculations of percentages of beneficial ownership in this Item 5 and elsewhere in this Schedule 13D are based on the 35,546,639 shares of Common Stock reported by the Company as expected to be outstanding as of January 23, 2012 following the Spin-off.

Investment Vehicle	Number of Shares of Common Stock	Beneficial Ownership
BRH	2,946,661	8.29%
BRH II	2,012,058	5.66%
BRH III	2,307,948	6.49%
BRH IV-A	265,725	0.75%
BRH IV-B (1)	530,636	1.49%
BRH IV-C (1)	177,774	0.50%
BRH IV-D	178,393	0.50%
BRH V	600,173	1.69%
Total:	9,019,368	25.37%
(1) The shares of Common Stock are held directly by Brookfield US Retail Holdings LLC. Pursuant to the BRH IV-B Agreement and BRH IV-C Agreement, as applicable, the applicable Investment Vehicle shares investment and voting power (but not with Brookfield US Retail Holdings LLC) over the shares of Common Stock held directly by Brookfield US Retail Holdings LLC.

Additionally, the Reporting Person has sole voting and investment power with respect to the 840 Additional Shares representing beneficial ownership of less than 0.01% of the shares of Common Stock outstanding.

By virtue of (i) the ability of the Northern Trust Company, acting in its capacity as custodian for the Reporting Person under the Operating Agreement of BRH II, to appoint and remove the members of the board of directors of BRH II and (ii) the ability of the board of directors of BRH II, which owns more than more than 22% of the of the aggregate ownership interests held by all Tier One Parallel Investment Vehicles, to direct BAM Canada on behalf of BRH II to veto any action requiring a hyper-majority vote under the Voting Agreement (including voting decisions and material dispositions of Common Stock by the Investment Vehicles), the Reporting Person may be deemed to share voting and investment power over the Common Stock held by each of the Investment Vehicles.  Additionally, by virtue of the various agreements and arrangements described in this Schedule 13D, the Reporting Person may be deemed to be a member of a “group” with the Investment Vehicles and Brookfield Asset Management Inc., Partners Limited, Brookfield Holdings Canada Inc., Brookfield Asset Management Private Institutional Capital Adviser (Canada) LP, Brookfield Private Funds Holdings Inc., Brookfield Retail Split LP, Brookfield US Holdings Inc., Brookfield US Corporation (“BUSC”) and Brookfield REP GP Inc., China Investment Corporation, Stable Investment Corporation and Best Investment Corporation (collectively, the “Other Filers”).  With respect to the shares of Common Stock held by the Investment Vehicles as well as any other shares of Common Stock beneficially owned by such Other Filers, the Reporting Persons may be deemed to share beneficial ownership of the 4,323,616 shares of Common Stock held by Brookfield Retail Holdings VI LLC (“BRH VI”) as of January 23, 2012, which shares are not subject to the Operating Agreements or the Voting Agreement. None of the Investment Vehicles or the Other Filers is a Reporting Person on this Schedule 13D, and any obligations any of them may have under Section 13(d) of the Act would have to be satisfied on one or more separate filings.  To the extent that any of the Other Filers beneficially owns shares of Common Stock that are not held by one of the Investment Vehicles, the Reporting Person may be deemed to beneficially own any such shares of Common Stock, but expressly disclaims, to the extent permitted by applicable law, beneficial ownership thereof.

If the Company’s board of directors does not cancel the rights offering discussed in Item 4 and the Reporting Person does not transfer its subscription rights, by virtue of BRH II’s rights to purchase shares of Common Stock in the rights offering, and the Reporting Person's ownership of BRH II, the Reporting Person expects it would have the right to acquire approximately an additional 754,666 shares of Common Stock.  In addition, the Reporting Person expects it would have the right to acquire approximately an additional 370 shares of Common Stock as a result of the Reporting Person’s ownership of the Additional Shares.

(c) Other than the receipt of the shares of Common Stock in the Spin-off described in Item 4, neither the Reporting Person, nor, to its knowledge, any of the Scheduled Persons, has effected any transaction in Common Stock during the past sixty (60) days.

(d) As described in Item 4, pursuant to the terms of the Operating Agreements, Brookfield (US) Investments Ltd., a Bermuda limited company and a wholly-owned subsidiary of Brookfield, holds a Class B interest in BRH II, BRH III, BRH IV-A, BRH IV-B, BRH IV-C and BRH IV-D, which entitles Brookfield (US) Investments Ltd. to receive a portion (up to 20%) of the aggregate investment proceeds distributed to non-managing members or limited partners, as applicable, of such Investment Vehicles.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 4 and Item 5 of this statement on Schedule 13D are incorporated herein by reference.

On October 25, 2010, the Reporting Person entered into and delivered a letter agreement (the “Future Fund Letter Agreement”) in connection with its purchase of a limited liability company interest in BRH II, and the entering into of the Operating Agreement of BRH II and the subscription agreement related thereto.  The Future Fund Letter Agreement establishes certain aspects of the relationship between BAM Canada and the Reporting Person in connection with BAM Canada’s responsibilities as the managing member of BRH II.  Among other things, the Future Fund Letter Agreement includes provisions (x) permitting the acquisition by the Reporting Person (or its subsidiaries) of up to 3% of the outstanding shares of Common Stock outside of the Investment Vehicles (provided that (i) the Reporting Person notifies BAM Canada of such transactions and (ii) such shares are voted in the same manner and in conformance with how BRH II votes its shares of Common Stock) and (y) relating to transfers of interests, capital calls and commitments, carried interest and other amounts payable to the managing member of BRH II, and additional tax matters arrangements between BAM Canada and the Reporting Person.

The summary contained herein of the Future Fund Letter Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as Exhibit 6 hereto, and which is incorporated herein by reference.

Except as referenced above or as described in Item 4 hereof, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company.

Item 7. Material To Be Filed as Exhibits

Exhibit 1
Form of Limited Liability Company Agreement (incorporated herein by reference to Exhibit 4 to the Schedule 13D filed by Brookfield Asset Management Inc., Partners Limited, Brookfield Holdings Canada Inc., Brookfield Private Funds Holdings Inc., Brookfield Asset Management Private Institutional Capital Adviser (Canada) LP, Brookfield US Holdings Inc., Brookfield US Corporation, Brookfield REP GP Inc., Brookfield Retail Split LP, Brookfield Retail Split II LLC, Brookfield Retail Holdings LLC, Brookfield Retail Holdings II LLC, Brookfield Retail Holdings III LLC, Brookfield Retail Holdings IV-A LLC, Brookfield Retail Holdings IV-B LLC, Brookfield Retail Holdings IV-C LLC, Brookfield Retail Holdings IV-D LLC, Brookfield Retail Holdings V LP and Brookfield Retail Holdings VI LLC on January 23, 2012).

Exhibit 2
Form of Limited Partnership Agreement (incorporated herein by reference to Exhibit 5 to the Schedule 13D filed by Brookfield Asset Management Inc., Partners Limited, Brookfield Holdings Canada Inc., Brookfield Private Funds Holdings Inc., Brookfield Asset Management Private Institutional Capital Adviser (Canada) LP, Brookfield US Holdings Inc., Brookfield US Corporation, Brookfield REP GP Inc., Brookfield Retail Split LP, Brookfield Retail Split II LLC, Brookfield Retail Holdings LLC, Brookfield Retail Holdings II LLC, Brookfield Retail Holdings III LLC, Brookfield Retail Holdings IV-A LLC, Brookfield Retail Holdings IV-B LLC, Brookfield Retail Holdings IV-C LLC, Brookfield Retail Holdings IV-D LLC, Brookfield Retail Holdings V LP and Brookfield Retail Holdings VI LLC on January 23, 2012).

Exhibit 3
Voting Agreement, dated as of October 25, 2010, by and among Brookfield Retail Holdings LLC, Brookfield Retail Holdings II LLC, Brookfield Retail Holdings III LLC, Brookfield Retail Holdings IV-A LLC, Brookfield Retail Holdings IV-B LLC, Brookfield Retail Holdings IV-C LLC, Brookfield Retail Holdings IV-D LLC and Brookfield Retail Holdings V LP (incorporated herein by reference to Exhibit 6 to the Schedule 13D filed by Brookfield Asset Management Inc., Partners Limited, Brookfield Holdings Canada Inc., Brookfield Private Funds Holdings Inc., Brookfield Asset Management Private Institutional Capital Adviser (Canada) LP, Brookfield US Holdings Inc., Brookfield US Corporation, Brookfield REP GP Inc., Brookfield Retail Split LP, Brookfield Retail Holdings LLC, Brookfield Retail Split II LLC, Brookfield Retail Holdings II LLC, Brookfield Retail Holdings III LLC, Brookfield Retail Holdings IV-A LLC, Brookfield Retail Holdings IV-B LLC, Brookfield Retail Holdings IV-C LLC, Brookfield Retail Holdings IV-D LLC, Brookfield Retail Holdings V LP and Brookfield Retail Holdings VI LLC on January 23, 2012).

Exhibit 4
Standby Purchase Agreement, dated as of December 16, 2011 by and among Rouse Properties, Inc., General Growth Properties, Inc., Brookfield US Corporation and Brookfield Asset Management Inc. (incorporated herein by reference to Exhibit 10.6 to the Form 10 registration statement of Rouse Properties, Inc. filed on December 20, 2011).

Exhibit 5
Form of Registration Rights Agreement between Rouse Properties, Inc. and affiliates of Brookfield Asset Management (incorporated herein by reference to Exhibit 4.1 to the Form 10 registration statement of Rouse Properties, Inc. filed on December 20, 2011).

Exhibit 6
Amended and Restated Letter Agreement, dated as of October 25, 2010, by and between the Northern Trust Company, acting in its capacity as custodian for the Future Fund Board of Guardians and Brookfield Retail Holdings II LLC (incorporated herein by reference to Exhibit 8 to the Schedule 13D filed by Brookfield Asset Management Inc., Partners Limited, Brookfield Holdings Canada Inc., Brookfield Private Funds Holdings Inc., Brookfield Asset Management Private Institutional Capital Adviser (Canada) LP, Brookfield US Holdings Inc., Brookfield US Corporation, Brookfield REP GP Inc., Brookfield Retail Split LP, Brookfield Retail Split II LLC, Brookfield Retail Holdings LLC, Brookfield Retail Holdings II LLC, Brookfield Retail Holdings III LLC, Brookfield Retail Holdings IV-A LLC, Brookfield Retail Holdings IV-B LLC, Brookfield Retail Holdings IV-C LLC, Brookfield Retail Holdings IV-D LLC, Brookfield Retail Holdings V LP and Brookfield Retail Holdings VI LLC on January 23, 2012).

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 23, 2012	FUTURE FUND BOARD OF GUARDIANS By: /s/ Barry Brakey Name: Barry Brakey Title: Authorized Signatory By: /s/ Robyn Marie Fry Name: Robyn Marie Fry Title: Authorized Signatory

SCHEDULE I

Scheduled Persons

Name and Position of Officer or Director	Principal Occupation or Employment
Mr. David Murray AO	Chairman of the Future Fund Board of Guardians
Mr. Jeffrey Browne	Director
Hon. Peter Costello	Director
Ms. Susan Doyle	Director
Dr. John Mulcahy	Director
Mr. Trevor C Rowe AM	Director
Mr. Brian Watson	Director